Shareholders Agreement

(Version Dec. 2011)

THIS **SHAREHOLDERS AGREEMENT** ("Agreement") is made and entered into as of

<u>[EFFECTIVE DATE]</u>, by and between Lawrenceville Plasma Physics, Inc., a New Jersey corporation (the "Company"), and the shareholder identified on the subscription agreement (individually, a "Shareholder").

RECITALS:

This Agreement is made with reference to the following facts:

A. The Company was formed on May 19, 2003, for the purpose of conducting experiments on fusion reactions, with the intent of creating a working prototype fusion reactor, as well as any other purpose allowed under New Jersey law.

B. The Company has authorized capital consisting of two classes of stock, twenty shares of Class A common stock with voting rights ("Class A Stock") and 400,000 shares of Class B common non-voting stock ("Class B Stock").

C. The Shareholders own one hundred percent (100%) of the presently issued and outstanding shares of the capital stock of Company.

D. The Shareholders desire to enter into this Agreement for the purpose of making provision for the future disposition of the shares of the Company's capital stock.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. **Principal Office.** The Company's principal office is at 128 Lincoln Blvd., Middlesex, New Jersey, 08846-1022, USA.

2. **Directors.** The Company shall initially have a one-person Board of Directors (the "Board") consisting of Eric Lerner, and the directors shall be elected as permitted and required under the Company's bylaws ("Bylaws").

3. **Officers.** The Board shall choose duly constituted officers of the Company in compliance with the Bylaws.

4. **Ownership of Stock and Stock Rights.** Company stock is divided into two classes of common stock: Class A Stock with voting rights, and Class B Stock, which does not have any voting rights. The Company shall not issue any dividends, rights or compensation other than, voting rights, in any different proportions to the Class A Stock than to the Class B stock.

5. **Additional Investment Price Protection.** In 2008, the Company received an investment that involved issuing 27,500 shares of Class B Stock at a cost of $20 per share, for a total investment of $550,000 ("Additional Investment"). Previous Class B Shareholders of record as of October 1, 2008 who signed this Agreement, except Eric Lerner and Jeannette Gabriel, received five additional shares of Class B Stock for each Class B share that they held of record on October 1, 2008. All shares of capital stock of the Company acquired by the investor(s) providing the Additional Investment, as well as any Shareholders or any transferee of a Shareholder acquiring shares pursuant to this section,

are subject to all the terms and restrictions of this Agreement.

6. **Anti-Dilution Protection and Pre-emptive Rights.** In addition to the provisions set forth in Section 5 above and in the event that the Company authorizes additional shares of Class B Stock, the Class B Shareholders shall be issued additional shares in the amount necessary to keep their percentage of Class B Stock ownership with respect to the Class B Stock authorized (not outstanding) the same as it was before the additional shares were authorized. In the event that the Company offers any Class B Stock to any additional investors other than the Additional Investment in Section 5, above, each of the then current Shareholders of Class B Stock shall have a preemptive right to purchase its pro rata share of all additional Class B Stock during the time periods and under the same terms and conditions as offered to the potential additional investors. For this purpose, each Shareholder's pro rata share is equal to the ratio of (a) the number of shares of Class B Stock which such Shareholder is a holder or would be a holder upon conversion or exercise of any options it holds at the time notice of the proposed issuance of such additional shares of Class B Stock to (b) the total number of Class B Stock outstanding immediately prior to the issuance. If the Company proposes to issue any additional Class B Stock, it shall give each Shareholder written notice of its intention, describing the additional stock and the price and other terms and conditions upon which the Company proposes to issue the same. Each Shareholder shall be given the right to purchase its pro rata share of the additional shares on the terms and conditions specified in the notice by giving written notice to the Company. Each shareholder shall have thirty (30) days in order to inform the Company whether it will participate in the additional offer of shares and failure to provide the Company with such notice shall allow the Company to proceed with the offering to the other potential investors. The Company shall have one hundred twenty (120) days after the end of the aforementioned thirty (30) day period to sell the additional Class B Stock in respect of which the Shareholder's rights were not exercised, at a price not lower and upon terms and conditions not more favorable to the purchasers thereof than specified in the Company's notice to the Shareholders. If the Company has not sold such additional Class B Stock within one hundred twenty (120) days after the end of the aforementioned thirty (30) day period, the Company shall not thereafter issue or sell any additional Class B Stock without first offering such securities to the Shareholders in the manner provided above. Notwithstanding the foregoing, the Company shall not be required to offer or sell any additional Class B Stock to any Shareholder if doing so would cause the Company to be in violation of applicable securities law by virtue of such offer or sale.

Notwithstanding the foregoing paragraph, in the event that any options or shares of Class B stock are given to any contractor or Shareholder in return for services, the preemptive rights set forth above shall not apply to the issuance or exercise of any such warrants or the issuance of stock related to provision of such services. Except for the protections described in this Section 5, no Shareholder shall have any pre-emptive rights except for any such rights explicitly set forth in this Agreement or in a subsequent written agreement.

7. **Death or Disability.** In the event that a Shareholder (i) dies or (ii) is totally physically or mentally disabled for a period of 180 consecutive days, or (iii) a legal guardian or other similar custodian is appointed for the benefit of or on behalf of such Shareholder, all shares owned by such Shareholder shall pass to the Shareholder's estate, legal guardian or custodian, as the case may be.

8. **Restrictions Upon Transfer.** None of the Class B Stock may be sold, transferred or otherwise disposed of nor shall they be pledged or otherwise hypothecated by any Shareholder as long as the Company has the right hereunder to repurchase such shares as described in this Agreement without

first offering such shares to the Company as set forth in this Agreement. Notwithstanding such restrictions, however, so long as any Shareholder is the owner of the shares, or any portion thereof, he or she shall be entitled to receive all dividends, if any, declared on the Class B Stock.

9. **Right of First Refusal.** Except as set forth in Sections 7 and 8 above, neither any Shareholder nor his or her heirs, personal representatives, successors, or assigns, shall have the right at any time of such ownership to sell or transfer any portion of his or her Class B Stock unless:

(a) **Offer to the Company.** The selling Shareholder shall deliver a written notice to the Company, stating the price, terms, and conditions of the proposed sale or transfer, the shares to be sold or transferred, and the identity of the proposed transferee ("Seller's Notice"). Within thirty (30) days after receipt of the Seller's Notice, the Company shall have the right to purchase all, but only all, of the Class B Stock so offered at the price and on the terms and conditions stated in the Seller's Notice.

(b) **Offer to Other Shareholders.** If the selling Shareholder's Class B Stock is not purchased by the Company, the selling Shareholder shall deliver Seller's Notice to the then current Shareholders of Class B Stock of the Company. Within thirty (30) days after receipt of the Seller's Notice, the Shareholders of Class B Stock shall have the right, but not the obligation, to purchase the Class B Stock, pro rata, offered at the price and on the terms and conditions stated in the Seller's Notice. At the expiration of the thirty (30) day period referenced above, if certain Shareholders of Class B Stock of the Company choose not to purchase their pro rata share of the Class B Stock, the other Shareholders of Class B Stock who have purchased their pro rata share of the Class B Stock will receive notice of the remaining balance of shares that have not been purchased by the Shareholders. At that time, Shareholders of Class B Stock will have the right, but not the obligation, to purchase the remaining balance of Class B Stock, pro rata, within thirty (30) days of receiving notice of the remaining balance of Class B Stock from seller.

(c) **Transfer to Third Parties.** If the selling Shareholder's shares are not purchased in their entirety by the Shareholders of Class B Stock, then the selling Shareholder may dispose of the remaining Class B Stock for sale to any person or persons, but only within a period of one hundred twenty (120) days from the date of the Seller's Notice. However, the selling Shareholder shall not sell or transfer any of the Class B Stock for sale at a lower price or on terms more favorable to the purchaser or transferee than those specified in the Seller's Notice. After the one hundred twenty (120) day period, the procedure for first offering to the Company shall again apply.

(d) **Transfer by Gift or Death.** The requirement of this Section 9 that no transfer of the Shareholder's Class B Stock shall be valid until it is first offered to the Company shall not apply to transfers by inter vivos gift or by intestate succession or testamentary disposition on the Shareholder's death and such transfers shall be governed by Section 7 above. However, any subsequent transfer by the donee, estate, representative or beneficiary must be made in accordance with the provisions of this Section 9 and other applicable provisions of this Agreement.

(e) **Transfer to Affiliate.** The requirement of this Section 9 that no transfer of the Shareholder's Class B Stock shall be valid until it is first offered to the Company shall not apply to transfers by a Shareholder that is an entity to an affiliate of such Shareholder subject to the written consent of the Company, which consent shall not be unreasonably withheld. For the purposes of this subsection, "affiliate" shall mean any firm, corporation (including, without limitation, service corporation and professional corporation), partnership (including, without limitation, general partnership, limited partnership and limited liability partnership), limited liability company, joint venture, association, business trust or other similar entity that: (i) now or in the future, directly or indirectly, controls, is controlled with or by or under common control with a Shareholder that is an entity; (ii) is acquired, managed, operated, governed or supervised by a Shareholder that is an entity, whether by membership, stock ownership, joint operating agreement or other substantial relationship; or (iii) is designated in this Agreement as an affiliate of a Shareholder that is an entity. For purposes of the foregoing, "control" shall mean, with respect to: a corporation, the ownership, directly or indirectly, of fifty percent (50%) or more of the voting power to elect directors thereof, or, for the purposes of foreign corporations, if less than fifty percent (50%), the amount allowed by applicable law; and any other entity, the power to direct the management of such entity.

10. **Required Consent.** Notwithstanding anything to the contrary set forth in this Agreement, the consent of each of the three Class B Shareholders holding the largest percentage of the Class B Stock other than Eric Lerner and Jeannette Gabriel at the time of such consent shall be required for the Company to:

(i) increase the aggregate annual compensation received by any Class A shareholder employed by the Company above an amount greater than x as set forth in the following formula:

$$x = \$200{,}000 \, (1.05)_N \, (CPI/CPI2008),$$

where N is the number of years elapsed from the date of this Agreement to the date of any such increase in compensation, CPI is the Consumer Price Index most recently published at the date of any such increase, and CPI 2008 is the Consumer Price Index most recently published at the date of this Agreement;

(ii) enter into any agreement, transaction, commitment or arrangement with any Affiliate (as defined below) with a value in excess of $5,000, except agreements, transactions and arrangements for compensation consistent with the terms of clause (i) of this Section and such other agreements, transactions, commitments and arrangements entered into on an arm's-length basis on terms that are fair and reasonable to the Company;

(iii) increase the number of authorized shares of Class A Stock or Class B Stock; and SHAREHOLDER

(iv) authorize or create additional classes of stock beyond the Class A Stock and Class B Stock currently authorized.

For purposes of this Section, "Affiliate" shall mean (i) any Class A Shareholder, (ii) any individual related by blood, marriage or adoption to any Class A Shareholder, (iii) any trust for the benefit of any person specified in clauses (i) or (ii) and (iv) any corporation, partnership or other entity which controls, is controlled by or is under common control with any person specified in clauses (i), (ii) and (iii), except any direct or indirect subsidiary of the Company.

11. **Transfer of Class A shares**. Class A shares may not be sold or transferred for consideration. Transfer of any of the shares may occur only with the unanimous written consent of all Class A shareholders or as set forth in Section 7.

12. **Legends Imprinted on Certificates.** By execution of this Agreement, the Shareholder indicates his/her agreement to the repurchase rights of the Company, the restrictions on resale and the rights of first refusal described in Sections 7, 8 and 9 of this Agreement. The Shareholder also acknowledges that neither the issuance nor the resale of the Shares has been registered or qualified under applicable federal or state securities laws.

The Shareholder agrees that the following legends will be imprinted on each certificate representing Shares restricted from resale under paragraphs 7, 8 and 9 of this Agreement:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED, SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AN AGREEMENT AMONG SHAREHOLDERS AND THE BYLAWS, COPIES OF WHICH MAY BE OBTAINED FROM THE COMPANY.

The Shareholder agrees that the following legends will be imprinted on all certificates representing

Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY BE TRANSFERRED ONLY IF THE COMPANY IS SATISFIED THAT NO VIOLATION OF SUCH ACT IS INVOLVED."

13. **Reporting.** During the term of this Agreement, Company must deliver to Shareholders, not less than annually, a true and accurate written report giving the particulars of the business conducted by Company during the preceding calendar year. This report will include at least:

(a) a general summary of business conducted;

(b) financial statements through the last full quarter-annual period; and

(c) forward looking plans and projections for the following year.

14. **Termination.** This Agreement shall remain in effect until the Company effects a public offering of its securities. In that event, clauses 7, 8 and 9 will lapse, with the rest of the agreement remaining in effect.

15. **Miscellaneous Provisions.**

(a) **Entire Agreement.** This Agreement embodies the entire agreement and understanding of the parties to this Agreement with respect to its subject matter and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter. This Agreement may not be changed orally but may only be changed, modified, or terminated by a subsequent agreement in writing signed by all Shareholders of the Company, as then constituted.

(b) **Notices.** Any notice under this Agreement shall be deemed sufficiently given by one party to another if in writing and if and when delivered or tendered either in person or by the deposit of it in the United States mail, in a sealed envelope, registered or certified, with postage prepaid, addressed to the person to whom such notice is being given at such person's address appearing on the records of the Company or such other address as may have been given by such person to the Company for the purposes of notice in accordance with this subsection. A notice not given as above shall, if it is in writing, be deemed given if and when actually received by the party to whom it is required or permitted to be given.

(c) **Attorney Representation.** The Shareholders and the Company acknowledge that each of the Shareholders and the Company have been advised to seek independent representation by counsel of their own choice and are not relying upon counsel for any other party to this Agreement to represent them in connection with any matter relating to this Agreement or otherwise.

(d) **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

(e) **Successors.** Anything in this Agreement to the contrary notwithstanding, any transferee, successor, or assignee, whether voluntary, by operation of law, or otherwise, of the shares of the Company shall be subject to and bound by the terms and conditions of this Agreement as fully as though such person were a signatory.

(f) **Further Assurances.** The Shareholder agrees that during the term of this Agreement the Shareholder will take such reasonable actions and execute such certificates, acknowledgments or other documents as may be necessary to effect the purposes of this Agreement.

(g) **Severability.** Any provision of this Agreement prohibited or deemed unlawful or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective without affecting any other provision of this Agreement. However, to the fullest extent that the provisions of such applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

(h) **Remedies.** The parties to this Agreement shall have available to them all remedies for breach provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no Shareholder will urge, as a defense, that there is an adequate remedy at law.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Lawrenceville Plasma Physics, Inc.

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Shareholder: [ENTITY NAME]

Signature: *Investor Signature*

Printed Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]